==============================================================================

   As filed with the Securities and Exchange Commission on February 4, 1997


                                                     Registration No. 33-91006

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          __________________________


                        POST-EFFECTIVE AMENDMENT NO. 3

                                      TO
                                   Form S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                          __________________________

                            PRICELLULAR CORPORATION
            (Exact name of registrant as specified in its charter)


    Delaware                       4812                       22-3043811
(State or other             (Primary Standard              (I.R.S. Employer
jurisdiction of         Industrial Classification         Identification No.)
incorporation or               Code Number)
 (organization)           45 Rockefeller Plaza
                         New York, New York 10020
                              (212) 459-0800
  (Address and telephone number of registrant's principal executive offices)
                               Robert Price
                          PriCellular Corporation
                           45 Rockefeller Plaza
                            New York, New York
                              (212) 459-0800
         (Name, address and telephone number of agent for service)

                          __________________________


                                Copies to:

                         Richard D. Truesdell, Jr.
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                              (212) 450-4000

                          __________________________

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


==============================================================================



                 Subject to Completion, Dated February 4, 1997



PROSPECTUS
DATED
                                  PriCellular
                            PriCellular Corporation

               PriCellular Corporation ("PriCellular" or the "Company"), may offer and sell, from time to time, (i) up to $25,000,000 initial offering price of shares of its Class A common stock, par value $.01 per share ("Class A Common Stock"), (ii) up to $75,000,000 initial offering price of shares of its preferred stock, par value $.01 per share, issuable in series ("Preferred Stock"), (iii) up to $100,000,000 initial offering price of unsecured debentures, notes and other evidence of indebtedness ("Debt Securities" and, collectively with Class A Common Stock, Preferred Stock and Debt Securities, the "Securities"). The Securities may be offered by this Prospectus in connection with acquisitions, as well as additional Shares of Class A Common Stock which may be issuable upon conversion of Preferred Stock covered by this Prospectus with a market price for such Class A Common Stock of up to $75,000,000 in the aggregate as of the date of issuance of such Preferred Stock and conversion of Debt Securities covered by this Prospectus with a market price for such Class A Common Stock of up to $100,000,000 in the aggregate as of the date of issuance of such Debt Securities. The Securities or any combination of the Securities, either individually or as units consisting of one or more of the Securities, shall be offered each on terms to be determined at the time of sale. Such Securities may be issued in exchange for shares of capital stock, partnership interests or other assets representing an interest, direct or indirect, in other entities, in exchange for assets used in or related to the business of such entities or otherwise pursuant to agreements providing for such acquisitions, as well as additional shares of Class A Common Stock which may be issuable upon conversion of any convertible Securities covered by this Prospectus. The terms of such acquisitions and of the issuance of any such Securities in connection therewith will generally be determined by direct negotiations with the owners of the business or assets to be acquired or, in the case of entities which are more widely held, through exchange offers to stockholders or documents soliciting the approval of statutory mergers, consolidations or sales of assets. Underwriting discounts or commissions will generally not be paid by the Company. However, under certain circumstances, the Company may issue Securities covered by this Prospectus to pay brokers' commissions incurred in connection with acquisitions.


               This Prospectus, as amended or supplemented if appropriate, has also been prepared for use by persons who receive Securities in acquisitions, including Securities sold hereunder and shares of Class A Common Stock received upon conversion of convertible Securities issued in acquisitions; provided, however, that no such person is authorized to use this Prospectus to reoffer any such Securities without first obtaining the Company's prior written consent.


               Specific terms of the Securities offered pursuant to this Prospectus shall be set forth in an accompanying prospectus supplement ("Prospectus Supplement") together with the initial price thereof. The Prospectus Supplement shall set forth with respect to such Securities, without limitation, the following: (i) in the case of Debt Securities, whether senior or subordinated debt securities, the specific designation, aggregate principal amount, authorized denomination, maturity, rate (which may be fixed or variable) or method of calculation of interest and dates for payment thereof, and any exchangeability, conversion, redemption, prepayment or sinking fund provisions and any listing on a securities exchange and (ii) in the case of Preferred Stock, the designation, number of shares or fractional interests therein, liquidation preference per security, initial public offering price, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any voting rights, any redemption or exchange provisions, any other rights, preferences, privileges, limitations and restrictions relating to the Preferred Stock, and any listing on a securities exchange. The Company's authorized capital stock includes Class A Common Stock and Class B Common Stock, par value $.01 per share ("Class B Common Stock"). The rights of Class A Common Stock and Class B Common Stock are substantially identical, except that holders of the Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share. Both classes will vote together as one class on all matters generally submitted to a vote of stockholders, including the election of directors. See "Description of Capital Stock." As of the date of this Prospectus, holders of Class B Common Stock, if considered together, own shares of Common Stock representing approximately 93.8% of the voting power entitled to vote in matters affecting stockholders generally.



               The Class A Common Stock is traded on the American Stock Exchange under the symbol "PC." The reported last sale price of the Class A Common Stock on the American Stock Exchange on February 3, 1997 was $9.25 per share. As of the date of this Prospectus there were 96,000 shares of Preferred Stock outstanding.



            See "Risk Factors" beginning on page 9 for certain information that should be considered by prospective investors.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                ADDITIONAL INFORMATION

               PriCellular Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy and information statements and other information may be inspected without charge and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials also can be obtained from the Public Reference Section of the Commission at prescribed rates at the principal offices of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a site on the Internet that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

               The Company has filed with the Commission a Registration Statement on Form S-4 (File No. 33-91006) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits filed thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of such documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the Exhibits thereto can be inspected and copied at the public reference facilities and regional offices referred to above and at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, N.Y. 10006.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


               The Company hereby incorporates in this Prospectus by reference thereto and makes a part hereof the following documents, heretofore filed with the Commission pursuant to the Exchange Act: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (the "1995 10-K"); (ii) the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996; (iii) the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (as amended on July 20, 1996); (iv) the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996; (v) the Company's Proxy Statement for the 1996 Annual Meeting of Stockholders (the "1996 Proxy"); (vi) the description of the Class A
Common Stock contained in the Company's Registration Statement on Form 8-A filed on December 8, 1994; (vii) the description of the Class A Common
Stock contained in the Company's Registration Statement on Form 8-A/A filed on June 19, 1996; (viii) the Company's Current Report on Form 8-K filed on May 8, 1996; (ix) the Company's Current Report on Form 8-K filed on May
14, 1996; (x) the Company's Current Report on Form 8-K filed on June 21, 1996; (xi) the Company's Current Report on Form 8-K filed on October 15, 1996; (xii) the Company's Current Report on Form 8-K filed on October 16, 1996; and (xiii) pages F-27 through F-59, F-82 through F-98 and F-131 through F-164 contained in the Prospectus included in the Company's Registration Statement on Form S-4 (File No. 33-91006) at effectiveness.


               All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering being made hereby (collectively with the documents listed in the preceding paragraph, the "Incorporated Documents") shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the respective dates of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or such Registration Statement.

               The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request by any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for such copies should be directed to Stuart B. Rosenstein, Chief Financial Officer, PriCellular Corporation, 45 Rockefeller Plaza, New York, New York 10020, telephone (212) 459-0800.

               THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM STUART B. ROSENSTEIN, CHIEF FINANCIAL OFFICER OF THE COMPANY AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES AT 45 ROCKEFELLER PLAZA, NEW YORK, NEW YORK 10020, TELEPHONE NUMBER (212)
459-0800.   IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS, ANY REQUEST
SHOULD BE MADE BY                      , 1997.


                            PROSPECTUS SUMMARY

               The following summary is qualified in its entirety by the more detailed information (including the financial statements and the notes thereto) included elsewhere in this Prospectus. Unless otherwise indicated, all references herein to "PriCellular" or the "Company" include its subsidiaries and predecessors. References herein to the "Recent Transactions" and "Pending Transactions" refer to the recent transactions and pending transactions, respectively, described below under "Acquisitions and Dispositions--Recent Transactions" and "Acquisitions and Dispositions--Pending Transactions". Except for historical financial information and unless otherwise indicated, all references herein to Pops, Net Pops and the Company's Systems give effect to the Pending Transactions. Certain of the Pending Transactions may not be consummated prior to the offering of any securities hereunder.

                                  THE COMPANY

               PriCellular, through its subsidiaries, owns and operates FCC licensed cellular telephone systems in the United States, primarily in smaller MSAs and strategically located RSAs. The Company operates its Systems principally in the Midwest and Mid-Atlantic regions in addition to markets north of New York City and south of Albany, NY. As of September 30, 1996 on an actual basis, the Company owned cellular interests representing approximately
4.2 million Total Pops and had approximately 136,000 subscribers. The Company sells and markets its products and services principally under the CELLULARONE[Registered] brand name through a distribution network of over 60 full service retail locations, a direct sales force and a small, select group of agents. In addition, the Company has formed a strategic alliance with AT&T Wireless Services, Inc. ("McCaw/AT&T Wireless"), a principal stockholder, allowing it to take advantage of McCaw/AT&T Wireless' acquisition experience, vendor discounts, centralized "back office" functions and joint marketing opportunities in markets which are adjacent to McCaw/AT&T Wireless markets.

               Through selective acquisitions and asset swaps, the Company has concentrated its efforts on creating an integrated network of cellular systems in contiguous service areas. After giving effect to the Pending Transactions (each of which is subject to certain conditions) and the Recent Transactions, the Company will own cellular interests representing approximately 4.8 million Net Pops with approximately 144,000 subscribers, representing a penetration rate of 3.0%. These interests consist principally of four large operating clusters of cellular Systems:

     Upper Midwest Cluster--a 1.7 million Net Pop cluster of 14 non-wireline Systems covering approximately 70,000 contiguous square miles in Minnesota, Wisconsin and Michigan.


     Mid-Atlantic Cluster--an 857,000 Net Pop cluster of five contiguous non-wireline Systems consisting of five RSAs in Ohio, Pennsylvania and West Virginia covering more than 10,000 contiguous square miles.

     New York Cluster--a 1.1 million Net Pop cluster of two MSAs and two RSAs covering more than 8,000 contiguous square miles in suburban New York located between New York City and the Albany, NY MSA of SBC Communications Inc., formerly Southwestern Bell Corporation
     ("Southwestern Bell").

     Kentucky Cluster--a 785,000 Net Pop cluster of four RSAs adjacent to Louisville and Lexington, KY. These 38 counties cover more than 13,000 square miles.

In addition, the Company owns a 44.5% interest in a joint venture with Southwestern Bell (which is managed and operated by Southwestern Bell), representing 264,000 Net Pops, and certain other cellular interests.

               During the first nine months of 1996, the Company's customer base increased from 78,227 to 135,840. This significant growth in subscribers was due to both acquisitions and increased penetration of its existing markets. Revenues and EBITDA of the Company were $81.2 million and $30.5 million, respectively, for the nine months ended September 30, 1996, in each case before giving effect to the Recent Transactions and the Pending Transactions. On a pro forma basis, after giving effect to the Recent Transactions and the Pending Transactions, the revenues and EBITDA of the Company for the nine months ended September 30, 1996 would have been $94.4 million and $35.7 million, respectively. See the Unaudited Pro Forma Condensed Consolidated Financial Statements incorporated by reference herein.

               PriCellular completed an initial public offering of its Class A Common Stock in December 1994. Its principal stockholders include members of the family of Robert Price, President of the Company, McCaw/AT&T Wireless, a subsidiary of AT&T Corp. ("AT&T"), Aeneas Venture Corporation, an affiliate of Harvard Private Capital Group, Inc. and a wholly owned subsidiary of the President and Fellows of Harvard College ("Harvard Private Capital"), Spectrum Equity Investors, L.P., ("Spectrum"), The Thomas H. Lee Company, Sandler Capital Management and The Public School Employes' Retirement System of Pennsylvania. During 1994 and 1995, these stockholders invested in excess of $135.0 million in exchange for their current equity interests. McCaw/AT&T Wireless' investment in the Company consisted of cash, minority interests and a significant amount of capital equipment.

Cellular Markets and Systems

               The Company has concentrated its efforts on creating an integrated network of cellular systems in each of its operating clusters. The table below summarizes certain information concerning the Company's markets after giving effect to the Pending Transactions. See "Acquisitions and Dispositions -- Pending Transactions."


                                              Total                                           Date of
               Market(a)                      Pops          Ownership        Net Pops       Acquisition
               --------                       ----          ---------        --------       -----------

Upper Midwest Cluster
 Duluth, MN/Superior, WI MSA                   240,234            100.0%        240,234         04/28/94
 Eau Claire, WI MSA                            143,701             97.1         139,588         04/28/94
 Wausau, WI MSA                                121,727             95.4         116,069         03/28/95
 MN-2A RSA                                      38,766            100.0          38,766         07/07/95
 MN-3 RSA                                       59,528            100.0          59,528         04/28/94
 MN-4 RSA                                       15,226            100.0          15,226         07/27/95
 MN-5 RSA                                      207,107            100.0         207,107         07/07/95
 MN-6 RSA                                      220,067            100.0         220,067       11/23/94(b)
 WI-1 RSA                                      110,749            100.0         110,749         04/28/94
 WI-2 RSA                                       85,645            100.0          85,645         11/18/96
 WI-3 RSA                                      140,697            100.0         140,697       11/23/94(b)
 WI-4 RSA                                      118,993            100.0         118,993         01/07/97
 WI-6A RSA                                      32,939            100.0          32,939       11/23/94(b)
 MI-1 RSA                                      203,391            100.0         203,391         03/07/95
Mid-Atlantic Cluster
 OH-7 RSA                                      257,290            100.0%        257,290         09/27/95
 OH-10A RSA                                     62,345            100.0          62,345         09/29/95
 PA-9 RSA                                      188,096            100.0         188,096         02/02/96
 WV-2 RSA                                       79,567            100.0          79,567         12/20/95
 WV-3 RSA                                      269,709            100.0         269,709         07/23/96
New York Cluster
 Orange County, NY MSA                         327,053            100.0%        327,053         10/17/96
 Poughkeepsie, NY MSA                          263,723             94.8         249,942         04/23/96
 NY-5 RSA                                      382,180            100.0         382,180         12/29/95
 NY-6 RSA                                      111,373            100.0         111,373         04/23/96
Kentucky Cluster
 KY-4 RSA                                      245,952            100.0%        245,952         01/07/97
 KY-5 RSA                                      158,204            100.0         158,204         01/07/97
 KY-6 RSA                                      260,920            100.0         260,920         01/07/97
 KY-8 RSA                                      119,840            100.0         119,840         01/07/97
Southwestern Bell Joint Venture
 Laredo, TX MSA                                176,162             44.5%         78,392       11/30/95(b)
 IL-4 RSA                                      216,119             44.5          96,173       11/30/95(b)
 IL-6 RSA                                      201,234             44.5          89,549       11/30/95(b)
Other Interests                                    n/a             n/a           81,633          various
                                             ---------                        ---------
   Total                                     5,058,537                        4,787,217
                                             =========                        =========

-----------------
(a) All of the Company's licenses are non-wireline licenses with the exception of the license for the Laredo, TX MSA.

(b) Assumes the acquisition of the remaining shares of Cellular Information Systems, Inc. ("CIS"). On November 23, 1994, the Company acquired approximately 90.8% (on a fully diluted basis) of the equity of CIS. As of September 30, 1996, the Company owned approximately 93.3% (on a fully diluted basis) of the equity of CIS.

Acquisition Strategy

               The Company's strategy is to continue to expand its current clusters through the acquisition of contiguous properties and, secondarily, to target for purchase other small to mid-sized MSAs and strategic RSAs that it believes are undervalued, underdeveloped or that possess traits indicative of potentially high cellular usage and superior financial performance. The operation of contiguous markets permits the Company to provide broad areas of uninterrupted service and achieve certain economies of scale, including certain centralized marketing, administrative and engineering functions. The Company believes that smaller MSAs and certain RSAs often exhibit a concentration of small businesses, longer commute times and well-traveled roads, all indicators of strong cellular use. Many of these markets serve as hubs for retail trading areas and as business, cultural or medical centers for populations spread over wide geographic areas. In addition, management believes that because its markets are less densely populated, they are less likely to face the level of competition expected to be experienced in large urban areas. The Company intends to pursue additional acquisitions consistent with its growth strategy and is currently engaged in a variety of preliminary discussions with respect to possible acquisitions. There can be no assurance that the Company will seek to acquire or be successful in acquiring any of such Systems.

Operating Strategy

               Management believes that certain of its Systems and the Systems to be acquired in the Pending Transactions are in the early stages of their growth cycle and afford significant opportunities for improvements in management and operating performance. Upon acquiring a cellular system, the Company's operating strategy is to effect certain management, operational and organizational changes in order to increase the number and quality of subscribers and enhance operating cash flow, while controlling subscriber acquisition costs and promoting superior customer service. The Company seeks to accomplish these changes by employing the following practices:

               Decentralized Management

               The Company manages each of its Systems on a decentralized basis, delegating direct responsibility for all hiring, marketing, distribution, customer service, churn control, billing, roaming and other day-to-day operating decisions to the general manager of each System. General managers must strictly adhere to a budget designed to improve cash flow and reduce churn and their compensation is linked to their ability to meet or exceed their budgeted goals. The Company believes its decentralized management structure fosters a strong sense of customer service and community spirit, enables it to customize its marketing strategy to the needs of the local market, and eliminates the need for a large corporate staff or for a centralized multi-system customer service center that is located outside of the local market. The Company believes that placing decision-making responsibility in the hands of its general managers fosters the decisive actions necessary to meet competitive challenges.

               Aggressive Marketing and Promoting of Cellular Service

               After selectively upgrading the engineering in its cellular network, the Company implements aggressive marketing programs to increase subscriber activations and reduce churn. Many of these programs are designed to distinguish the Company as the local market's highest quality cellular service provider, stressing its localized sales offices, customer service and commitment to the community. These programs also include offering distinctive rate plans and roaming rates to emphasize "value" and the "advantage" of the Company's cellular service, launching targeted advertising campaigns aimed at the most attractive cellular user segments, creating regional marketing alliances with neighboring cellular carriers and taking an active, visible role in community, government and charity organizations. Management believes that the Company's positioning of its cellular system as the local service provider often contrasts with its larger competitors, which frequently centralize customer service and other functions outside the local market.

               Strong Retail and Direct Sales Effort

               A key element of the Company's positioning in its markets is its use of local retail stores, as well as a local direct sales force. A retail location complemented by a direct sales force provides the Company with more control over the sales process than if it were to rely exclusively on independent agents. The Company has aggressively opened its own retail stores and currently operates in excess of 60 retail locations. Management believes that this local presence enhances its ability to provide higher quality customer service and that on average customers who purchase cellular service directly from the Company through its retail stores and direct sales force tend to have fewer complaints and higher usage than subscribers who activate with independent agents or independent retailers.

               Dedication to Customer Service

               The Company strives to maintain a high level of customer satisfaction through a variety of techniques, including tying sales commissions to subscriber retention, outbound telemarketing to subscribers on a regular basis, maintaining 24-hour customer service and active ongoing contact with new customers. The Company believes that its emphasis on superior customer service has helped reduce its average monthly churn rate. For example, the Company's average monthly churn rate for the nine months ended September 30, 1996 was 1.6%.

               System Development and Expansion

               The Company develops or builds out its cellular service areas by adding channels to existing cell sites and by building new cell sites with an emphasis on improving coverage for hand-held phones in heavily-trafficked areas. Such development is done for the purpose of increasing capacity and improving coverage in response to projected subscriber demand and in response to competitive factors. Projected subscriber demand is calculated for each cellular service area on a cell-by-cell basis. These projections involve a traffic analysis of usage by existing subscribers, coverage quality analysis and an estimate of the number of additional subscribers in each such area. In calculating projected subscriber demand, the Company builds into its design assumptions a maximum call "blockage" rate of 2% (percentage of calls that are not connected on first attempt at peak usage time during the day). After calculating projected subscriber demand, the Company determines the most cost-efficient manner of meeting such projected demand. The Company has historically met such demand through a combination of augmenting channel capacity in existing cell sites and building new cell sites.

               Cell site expansion is expected to enable the Company to continue to add subscribers, enhance use of the systems by existing subscribers, increase roamer traffic due to the larger geographic area covered by the cellular network and further enhance the overall efficiency of the network.

Strategic Relationships

               The Company has formed a strategic alliance with McCaw/AT&T Wireless which allows the Company to take advantage of McCaw/AT&T Wireless' acquisition experience, certain vendor discounts and certain services provided by McCaw/AT&T Wireless including a variety of centralized "back office" functions. The Company believes that purchasing cellular telephones at the volume discounts afforded by the McCaw/AT&T Wireless relationship allows the Company to minimize one of the major costs associated with new subscriber additions. The volume discounts also permit the Company to reduce the capital expenditures required for the Company's system development and expansion. In connection with its initial investment in the Company, McCaw/AT&T Wireless contributed a Northern Telecom digital supernode switch and approximately 100 cell sites to the Company. The Company believes that the proximity of three of its operating clusters to McCaw/AT&T Wireless' Systems affords significant opportunities for joint marketing, promotions and other programs. The Company's Upper Midwest Cluster is contiguous to McCaw/AT&T Wireless' Systems serving the Minneapolis/St. Paul, MN MSA and the St. Cloud, MN MSA. The Company's Mid-Atlantic Cluster borders the Pittsburgh, PA, Steubenville, OH and Wheeling, WV MSAs, which are owned by McCaw/AT&T Wireless. The Company's New York Cluster abuts the northern border of McCaw/AT&T Wireless' New York City MSA, including Westchester and Rockland counties. The New York Cluster is also adjacent to three MSAs owned by Southwestern Bell, with whom the Company has a joint venture in Illinois and Texas.



                                   RISK FACTORS

               In addition to the other matters described in this Prospectus, the prospective purchaser of the Securities offered hereby should consider the specific factors set forth below.


               This Prospectus contains and incorporates by reference statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements appear in a number of places in this Prospectus and the Incorporated Documents and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers primarily with respect to the future operating performance of the Company. Prospective purchasers of the Securities offered hereby are cautioned that any such forward looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those in the forward looking statements as a result of various factors. The accompanying information contained in and incorporated by reference in this Prospectus, including without limitation the information set forth below and the information under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" in certain of the Incorporated Documents, identifies important factors that could cause such differences.


Limited Operating History; Net Losses

               Since its formation, the Company has concentrated on the acquisition, exchange, construction, initial operation and development of cellular telephone systems. The Company has operated cellular telephone systems since 1989; however, it has acquired all of its existing Systems between April 1994 and January 1997. On a pro forma basis, after giving effect to the Recent and Pending Transactions and the other transactions described in the Unaudited Pro Forma Condensed Consolidated Financial Statements incorporated by reference herein, the Company would have incurred an accounting net loss of $29.7 million and $56.2 million for the nine months ended September 30, 1996 and the year ended December 31, 1995, respectively. There can be no assurance that the Company's future operations, individually or in the aggregate, will generate sufficient earnings to pay its obligations.

Leverage and Ability to Meet Required Debt Service


               Without regard to any increase in valuation of assets since their acquisition by the Company, the Company still considers itself highly leveraged. On a pro forma basis, after giving effect to the Recent and Pending Transactions and the other transactions in the Unaudited Pro Forma Condensed Consolidated Financial Statements incorporated by reference herein, for the nine months ended September 30, 1996, and the year ended December 31, 1995, the Company's ratio of EBITDA (earnings before depreciation and amortization, interest expense, interest income, and gains on sales of cellular properties) to total interest expense would have been 0.7 and 0.4, respectively, the Company's deficiency of earnings to fixed charges would have been $29.7 million and $56.2 million, respectively, and the Company's deficiency of earnings to combined fixed charges and accrued preferred stock dividends would have been $34.5 million and $62.3 million, respectively. The Company considers that this is a high degree of leverage and could limit its ability to make acquisitions, withstand competitive pressures or adverse economic conditions, obtain necessary financing or take advantage of business opportunities that may arise.

               The Company's ability to meet its debt service requirements will require consistent, significant and sustained growth in the Company's cash flow. There can be no assurance that the Company will be successful in improving its cash flow by a sufficient magnitude or in a timely manner or in raising additional equity or debt financing to enable the Company to meet its debt service requirements.

Business Risks Associated with Pending Transactions

               The information appearing herein is presented assuming the consummation of the Pending Transactions. There can be no assurances that the Company will be successful in consummating any or all of the Pending Transactions in a timely manner or on the terms described herein.

               The Company has filed applications seeking FCC approval for each of the Recent Transactions. The Company consummated such acquisitions after the grant of FCC approvals but, in certain cases, prior to the expiration of the 40 to 45-day finality period during which FCC approvals are subject to reconsideration or review. There can be no assurance that any or all of such approvals will not be reconsidered or reviewed or that such approvals will not be revoked pursuant to any such proceeding. In the event any such approvals are revoked, the Company could be required to refile its applications, rescind the acquisition or otherwise dispose of the System acquired pursuant to the acquisition.

               The Company will also be subject to risks that new Systems, including all of its existing Systems which were acquired since 1994, and the Systems to be acquired pursuant to the Pending Transactions, will not perform as expected and that the returns from such Systems will not support the indebtedness incurred to acquire, or the capital expenditures needed to develop, such Systems. See "Acquisitions and Dispositions--Pending Transactions" and "--Recent Transactions".

Competition

               The Company competes with one other cellular licensee in each of its cellular markets, most of which are larger and have greater financial resources than the Company, as well as paging companies and landline telephone service providers. Current policies of the FCC authorize only two licensees to operate cellular systems in each market, and the Company expects there will
 .continue to be competition from the other licensee authorized to serve each cellular market in which the Company operates. Competition for subscribers between cellular licensees is based principally upon the services and enhancements offered, the technical quality of the cellular system, customer service, system coverage and capacity and price.

               As a result of recent regulatory and legislative initiatives, the Company's cellular operations may face increased competition from entities providing other communication technologies and services. The Company cannot predict the success of such competing technologies nor their operational abilities. While some of these technologies and services are currently operational on a limited basis, others are being developed or may be developed in the future. The Company's cellular operations may face additional competition from new market entrants such as personal communication services ("PCS") to the extent they become feasible. The FCC has decided to offer over 2,000 licenses for PCS use and has completed the initial rounds of its spectrum and auction process which resulted in the award of two PCS licenses in each Major Trading Area ("MTA") and one in each Basic Trading Area ("BTA"). PCS operators could compete directly with the Company and may have access to substantial capital resources although in most instances such resources are limited at this time. If these technologies are successfully developed they may, and PCS operators claim they will, provide services and features in addition to those currently provided by cellular companies. There can be no assurance that the Company will be able to provide nor that it will choose to pursue, depending on the economics thereof, such services and features. The Company believes that traditional tested cellular is economically proven unlike certain of the PCS and other "Buck Rogers" technologies. While the Company believes that other technologies may be developed over either the short or long term, the Company believes that POCS (plain old cellular service) is tested and that the development thereof and the expansion of the Company's clusters is the best strategy for the Company.

               The Company's cellular operations may also face competition from other "Buck Rogers" technologies which may be developed in the future, including, but not limited to, mobile satellite systems. In addition, the FCC has licensed Specialized Mobile Radio ("SMR") system operators to construct digital mobile communications systems on existing SMR frequencies, referred to as enhanced specialized mobile radio ("ESMR") in many cities throughout the United States, including each of the cities in which the Company operates. The Company believes that the technology, financing and engineering of these other technologies is not as advanced as their publicity would suggest. Nonetheless, there can be no assurance that one or more of the technologies currently used by the Company, will not become obsolete sometime in the future. See "Business--Competition" in the 1995 10-K.

Dependence on Corporate Management

               The Company's decentralized management philosophy delegates day-to-day operating decisions to the local System managers and, therefore, the Company's affairs are managed by a small number of corporate management personnel, the loss of any of whom could have an adverse impact on the Company. The Company does not have any employment contracts with corporate management personnel other than Robert Price, the Company's President. Robert Price concurrently serves as a Director and the Chief Executive Officer and President of Price Communications Corporation ("Price Communications"). Although PriCellular and Price Communications historically have not imposed inconsistent demands on Robert Price's availability, there can be no assurances that such conflicts will not arise in the future. The success of the Company's operations and expansion strategy depends on its ability to retain and to expand its staff of qualified personnel in the future. See "Management" in the 1996 Proxy.

Reliance on Use of Third-Party Service Mark

               The Company currently uses the registered service mark CELLULARONE[Registered] to market the services of its non-wireline Systems. The Company's use of this service mark is governed by five-year contracts between the Company and Cellular One Group, the owner of the service mark. Such contracts expire on various dates and each is renewable at the option of the Company for three additional five-year terms, subject to the attainment of certain customer satisfaction ratings. See "Business -- Service Marks". Under these agreements, the Company has agreed to meet a consistent set of operating and service quality standards for its cellular service areas. If these agreements were not renewed upon expiration or if the Company were to fail to meet the applicable operating or service quality standards, and therefore was no longer permitted to use the CELLULARONE[Registered] service mark, the Company's ability both to attract new subscribers and retain existing subscribers could be materially impaired. The Company does not anticipate any difficulty in obtaining renewal of its agreements with Cellular One Group or in continuing to meet such standards. In addition, if for some reason beyond the Company's control, the name CELLULARONE[Registered] were to suffer diminished marketing appeal, the Company's ability both to attract new subscribers and retain existing subscribers could be materially impaired. McCaw/AT&T Wireless, which had been the single largest user of the CELLULARONE[Registered] brand name, has significantly reduced its use of the brand name as a primary service mark. There can be no assurance that such reduction in use by McCaw/AT&T Wireless will not have an adverse effect on the marketing appeal of the brand name.

Limits on the Company's Business

               The Company has agreed not to effect certain transactions, including, among others, any acquisition involving more than 10% of the fair market value of the Company and certain borrowings, without the prior written consent of McCaw/AT&T Wireless, subject to certain conditions on the ability of McCaw/AT&T Wireless to withhold such consent. There can be no assurances that the Company will be able to obtain any such consent. McCaw/AT&T Wireless may withhold such consent for any reason, including because it seeks to acquire such property itself. The failure to obtain such consent could have an adverse effect on the Company's business. McCaw/AT&T Wireless has consented to the Pending Transactions.

               In addition, PriCellular's affiliation with McCaw/AT&T Wireless could operate to prohibit PriCellular or McCaw/AT&T Wireless from acquiring certain wireless franchises. If McCaw/AT&T Wireless or PriCellular has a pre-existing ownership or management interest in a cellular carrier in an MSA or RSA, McCaw/ AT&T Wireless or PriCellular would be precluded by FCC regulations from acquiring the other carrier in that particular MSA or RSA. McCaw/AT&T Wireless and PriCellular may compete by seeking to acquire directly ownership interests in certain MSAs or RSAs.

Potential for Adverse Regulatory Change and Need for Regulatory Approvals

               The licensing, construction, operation, acquisition and sale of cellular systems, as well as the number of cellular and other wireless licensees permitted in each market, are regulated by the FCC. Changes in the regulation of cellular activities (such as a decision by the FCC to permit more than two cellular licensees in each MSA or RSA market) and other wireless carriers could have a material adverse effect on the Company's operations. In addition, all cellular licenses in the United States were granted for an initial 10-year term and are subject to renewal. The Company's cellular licenses expire in various years from 1997 to 2001. While the Company believes that each of these licenses will be renewed based upon FCC rules establishing a presumption in favor of licensees that have complied with their regulatory obligations during the initial license period, there can be no assurance that all of the Company's licenses will be renewed.

Fluctuations in Market Value of Licenses

               A substantial portion of the Company's assets consists of its interests in cellular licenses. The future value of the Company's interests in its cellular licenses will depend significantly upon the success of the Company's business. While there is a current market for the Company's licenses, such market may not exist in the future or the values obtainable may be significantly lower than at present. The transfer of interests in such licenses is subject to prior FCC approval and is subject to certain rights of first refusal, which may have the effect of reducing the value of the licenses. As a consequence, there can be no assurance that the proceeds from the liquidation or sale of the Company's assets would be sufficient to pay the Company's obligations, and a significant reduction in the value of the licenses could require a charge to the Company's results of operations.

Equipment Failure; Natural Disaster

               Although the Company carries "business interruption" insurance, a major equipment failure or a natural disaster affecting any one of the Company's central switching offices or certain of its cell sites could have a significant, adverse effect on the Company's operations.

Radio Frequency Emission Concerns

               Media reports have suggested that certain radio frequency ("RF") emissions from portable cellular telephones may be linked to cancer and interfere with heart pacemakers and other medical devices. Concerns over RF emissions and interference may have the effect of discouraging the use of cellular telephones, which could have an adverse effect upon the Company's business. In August 1996, the FCC adopted new guidelines and methods for evaluating the environmental effects of RF emissions. The updated guidelines generally are more stringent than the previous rules, based on recommendations of federal health and safety agencies, including the Environmental Protection Agency and the Food and Drug Administration. However, the Company does not believe these guidelines will have a material impact on the Company's operations. Among the guidelines are limits for specific absorption rate for evaluating certain hand-held devices such as cellular telephones, as well as guidelines for the evaluation of cellular transmitting facilities. The Company believes that the cellular telephones currently marketed and in use by the Company's customers, as well as the Company's transmitting facilities, comply with the new standards. Moreover, the FCC preempted state and local government regulation of cellular and other personal wireless services facilities based on RF environmental effects to the extent that such facilities comply with the FCC's rules concerning such RF emissions. Potential interference to medical devices involves primarily digital transmissions rather than analog. Industry, government, and medical experts have been conducting tests and developing methods for reducing or eliminating such interference.

Potential Adverse Effect on Market Price of Shares Eligible for Future Sale

               Sales of the Company's Common Stock in the public market could adversely affect the market price of the Class A Common Stock. As of September 30, 1996, the Company had 38,499,995 shares of Common Stock outstanding. Of these shares, 16,244,987 shares of Class A Common Stock are freely tradeable without restriction (except as to affiliates of the Company) and the remaining 2,611,763 shares of Class A Common and all 19,643,245 outstanding shares of Class B Common Stock are "restricted securities" as defined in Rule 144 under the Securities Act ("Rule 144"). The holders of 13,643,560 of the outstanding shares of Class B Common Stock, the holders of the Series A Cumulative Convertible Preferred Stock (which shares are convertible as of September 30, 1996 into between 9,940,000 and 14,824,000 shares of Common Stock (subject to adjustment)) and the holders of the 10 3/4% Senior Subordinated Convertible Discount Notes (which notes are convertible as of September 30, 1996 into between 4,031,000 and 4,904,000 shares of Common Stock) are entitled to certain rights with respect to the registration of such shares, or the shares issuable upon conversion of any such convertible securities, for offer and sale to the public. In addition, the Company has registered up to 2,636,719 shares of Class A Common Stock reserved for issuance under its 1994 Stock Option Plan.


                       ACQUISITIONS AND DISPOSITIONS

Pending Transactions

               The Company believes that the Pending Transactions described below support the Company's acquisition strategy. The Systems to be acquired afford opportunities for increased marketing and engineering synergies.

               Remaining Shares of CIS

               The Company currently intends to acquire all of the outstanding shares of capital stock of CIS not currently owned by the Company, although the Company is not required to do so. Such acquisitions may be effected through privately negotiated or open market purchases, subsequent tender offers, a merger or similar business combination between the Company and CIS or otherwise. As of September 30, 1996, there were outstanding approximately 841,000 shares of CIS capital stock not owned by the Company, representing approximately 6.7% of the fully diluted equity of CIS. The Company acquired its current holdings of CIS capital stock in November 1994 for approximately $2 per share.

Recent Transactions

               The Company has filed applications seeking FCC approval for each of the Recent Transactions. The Company consummated such transactions after the grant of FCC approvals, but, in certain cases, prior to the expiration of the 40 to 45-day finality period during which FCC approvals are subject to reconsideration or review. There can be no assurance that any or all of such approvals will not be reconsidered or reviewed or that such approvals will not be revoked pursuant to any such proceeding. In the unlikely event any such approvals are revoked, the Company could be required to refile its applications, rescind the acquisition or sell the acquired System.

               During 1995 and through January 1997, the Company consummated or agreed to make several strategic acquisitions which expanded its Upper Midwest Cluster and established the Kentucky Cluster, the Mid-Atlantic Cluster and the New York Cluster. In July 1996, the Company disposed of a stand-alone wireline System in Alabama considered by management to be non-strategic, and in October 1996, the Company disposed of the MI-2 RSA.

               Expansion of Upper Midwest Cluster

               On March 7, 1995, the Company acquired from Buckhead Telephone Company ("BTC") the assets of the System serving the MI-1 RSA (203,391 Pops) for approximately $17.7 million in cash.

               On March 28, 1995, the Company acquired, pursuant to an agreement (the "Wausau Purchase Agreement"), a 50.02% general partnership interest and a 0.58% limited partnership interest in Wausau Cellular Limited Partnership, a Delaware limited partnership that wholly owns the System serving the Wausau, WI MSA (116,069 Net Pops) for $5.4 million in cash.

               On July 7, 1995, the Company consummated a transaction with Western Wireless Corporation ("Western Wireless") pursuant to which the Company exchanged the System serving the Lubbock, TX MSA (229,051 Pops) for approximately 330,000 Net Pops, most of which are contiguous to the Upper Midwest Cluster. The Net Pops acquired consist of the System serving the MN-5 RSA, the portion of the System serving the MN-3 RSA that the Company did not own, a portion of the MN-2 RSA (Beltrami County), approximately 87.0% of the System serving the Alton/Granite City, IL MSA, an additional 10.0% of the System serving the Eau Claire, WI MSA and an additional 14.5% of the System serving the Wausau, WI MSA. In addition, Western Wireless agreed to pay the Company $3.0 million in exchange for the Company's agreement not to compete with Western Wireless within the Lubbock, TX MSA for a period of three years following the exchange. Western Wireless retained ownership of certain cell sites and other capital equipment.

               On August 10, 1995, the Company acquired from Louise Hart 49.0% of the System serving the MN-4 RSA (7,461 Net Pops), for approximately $75,000. In addition, the Company entered into an agreement, in accordance with FCC rules, to provide management and operation services to the MN-4 RSA.

               On November 18, 1996, the Company acquired from Wisconsin II Venture the 85,645 Pop WI-2 RSA for approximately $4.3 million in cash, or $50 per Pop. The Company's existing Systems surround the WI-2 RSA. Prior thereto, the Company had interim operating authority for the WI-2 RSA.

               On January 7, 1997, the Company exchanged its standalone wireline Systems in Alabama for both the WI-4 RSA and approximately $18.0 million in cash ($2.0 million of which is attributable to a two year covenant not to compete). The Systems exchanged are the Company's 137,308 Pop Florence, AL MSA and its 62,724 Pop AL-1B RSA. The WI-4 RSA abuts the Company's MI-1 RSA to the northeast, its WI-3 RSA to the northwest and its Wausau, WI MSA to the west. The foregoing transaction is referred to herein as the "WI-4 Exchange".

               The Kentucky Cluster Acquisition

               On January 7, 1997, the Company purchased four RSAs in Kentucky (approximately 785,000 Net Pops) from a subsidiary of Horizon Cellular Telephone Company, L.P. for $116.5 million (subject to adjustment) consisting of $94.0 million in cash and 1,948,052 shares of the Company's Class A Common Stock. The foregoing transaction is referred to herein as the "Kentucky Cluster Acquisition".

               The Mid-Atlantic Cluster Acquisitions

               On September 27, 1995, the Company acquired from United States Cellular Corporation ("USCC") substantially all of the assets of the System serving the OH-7 RSA (257,290 Pops) for $39.5 million in cash.

               On December 20, 1995, the Company acquired from USCC substantially all of the assets of the System serving the WV-2 RSA (79,567
Pops) for $7.8 million in cash.

               On February 2, 1996, the Company acquired from USCC substantially all of the assets of the System serving the PA-9 RSA (188,096
Pops) for $26.1 million in cash.

               On July 23, 1996, the Company acquired the WV-3 RSA (269,709
Pops) from a subsidiary of Horizon Cellular Telephone Company, L.P. for $35.0 million in cash. The WV-3 RSA is situated directly south of the Company's PA-9 RSA and directly east of the Company's WV-2 RSA.

               The New York Cluster Acquisitions

               On December 29, 1995, the Company acquired from Cellular of Upstate New York Inc. substantially all of the assets of the System serving the NY-5 RSA (382,180 Net Pops) for approximately $65.9 million in cash.

               On April 23, 1996, the Company acquired from subsidiaries of USCC the System serving the NY-6 RSA (111,373 Net Pops) and 83% of the System serving the Poughkeepsie, NY MSA (249,942 Net Pops). The Company acquired substantially all of the assets serving the NY-6 RSA for approximately $19.8 million in cash and 83% of the stock of the Dutchess County Cellular Telephone Company serving the Poughkeepsie, NY MSA for approximately $38.9 million, with one half paid in cash and the balance in a three-year note bearing interest at the prime rate (the "Poughkeepsie Note").

               On October 17, 1996, the Company consummated an exchange transaction with Vanguard Cellular Systems, Inc., pursuant to which it exchanged certain of its Systems in the Mid-Atlantic Cluster for, among other things, the Orange County, NY MSA and an additional 11.1% of the Company's majority-owned Poughkeepsie, NY MSA. The Company exchanged an aggregate of 520,528 Net Pops consisting of its OH-9 RSA, a portion of its OH-10 RSA (excluding Perry and Hocking counties) and the Parkersburg, WV/Marietta, OH MSA for the Orange County, NY MSA (327,053 Pops), 11.1% of the Poughkeepsie, NY MSA (29,367 Net Pops), 12.2% of the Janesville, WI MSA (18,296 Net Pops) and approximately 28,509 additional Net Pops, including small interests in the Eau Claire, WI and Wausau, WI MSAs (in each of which the Company currently has a majority interest). The Orange County, NY MSA abuts the Company's NY-5 MSA to the north, the Company's Poughkeepsie, NY MSA to the east and the New York City MSA of McCaw/AT&T Wireless to the south and east (bordering Westchester, Putnam and Rockland counties). The foregoing transaction is referred to as the "Orange County Exchange".

               The AL-4 RSA Disposition

               During July 1996, the Company consummated the sale of its recently-acquired AL-4 RSA for $27.5 million in cash ($2.5 million of which is attributable to a two year covenant not to compete). In November 1995, the Company had acquired this stand-alone RSA for $10.0 million in cash and $10.0 million in a 5-year 4% note that was subsequently converted into 1,468,860 shares of the Company's Common Stock on the closing date.

               The MI-2 Disposition

               In a disputed acquisition of November 14, 1994, RFB Cellular, Inc. signed a contract to acquire the MI-2 RSA (110,742 Pops). The Company believed it should have had the right to purchase the property and initiated legal proceedings. In May 1995, as a result of this litigation, the Court of Chancery of the State of Delaware awarded the Company the right to acquire the MI-2 RSA. The defendant in the lawsuit appealed the decision. On March 22, 1996, the Delaware Supreme Court reversed the lower court's decision and ordered the Company to reverse the acquisition and sell the license and operating assets to the defendant. The sale was consummated on October 31, 1996. The Company received $6.5 million pursuant to such sale. The Company believes that the loss of MI-2's operating results will not be material to the Company's results of operations. The MI-2 RSA represented approximately 2,000 subscribers.

                                USE OF PROCEEDS

               The sale of shares of Class A Common Stock, shares of Preferred Stock and Debt Securities will be used by the Company in connection with acquisitions of cellular Systems and related cellular interests. See "Business--Business Strategy" in the 1995 10-K.


            PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

               Price Range of Class A Common Stock

               The Class A Common Stock is listed on the American Stock Exchange under the symbol "PC". The table below sets forth, for the periods indicated, the high and low sales prices of the Class A Common Stock on the American Stock Exchange.


                                      Period                                              High         Low
                                      ------                                              ----         ----
1994:
 Fourth quarter (since initial public offering on December 15, 1994)...............        $4.99       $4.61

1995:
 First quarter.....................................................................        $5.06       $3.33
 Second quarter....................................................................        $4.86       $3.65
 Third quarter.....................................................................        $8.96       $4.64
 Fourth quarter....................................................................        $9.52       $7.36

1996:
 First quarter.....................................................................       $10.70       $7.20
 Second quarter....................................................................       $11.60       $9.40
 Third quarter.....................................................................       $11.90       $7.40
 Fourth quarter....................................................................       $12.75      $10.63
1997:
 First quarter (through February 3)................................................       $11.38      $ 9.13

               A recent last sale price for the Class A Common Stock on the American Stock Exchange is set forth on the cover page of this Prospectus. On November 1, 1996, there were 78 holders of record of the Class A Common Stock, based upon the number of holders of record and the number of individual participants in certain security position listings.

               There is no established public trading market for the Company's Class B Common Stock. On November 1, 1996, there were 19 holders of Class B Common Stock of record.

               Previously reported share prices have been restated to give effect to the 5-for-4 Class A Common Stock splits in October 1996, March 1996 and August 1995.

Dividend Policy

               The Company anticipates that any income generated in the foreseeable future will be retained for the development and expansion of its business and the repayment of indebtedness, and therefore does not anticipate paying dividends on its Common stock or Preferred Stock in the foreseeable future. The Company has not paid cash dividends since inception.


                            SELECTED FINANCIAL DATA
                         (In thousands, except ratios)


               The Company acquired all of its existing Systems in a series of acquisitions between April 1994 and January 1997. Accordingly, the following historical financial data is not necessarily indicative of future results of operations. The selected financial data set forth below for the Company for the nine months ended September 30, 1996 and 1995 have been prepared on the same basis as the audited consolidated financial statements and contain all adjustments, consisting of normal recurring adjustments that the Company considers necessary for a fair presentation of the financial position and results of operations for the periods presented.
The selected financial data set forth below for the Company for the years ended December 31, 1995, 1994 and 1993 and as of December 31, 1995 and 1994 is derived from, and qualified by reference to, the audited consolidated financial statements incorporated by reference elsewhere herein. The selected financial data set forth below for the Company as of and for the years ended December 31, 1992 and 1991, and as of December 31, 1993 is derived from audited consolidated financial statements not included elsewhere herein. The selected financial data set forth below should be read in conjunction with the "Unaudited Pro Forma Condensed Consolidated Financial Statements", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company incorporated by reference herein.

                                          Nine Months
                                             Ended
                                         September 30,                      Years Ended December 31,
                                       ------------------      ----------------------------------------------------
                                       1996          1995      1995       1994         1993        1992        1991
                                       ----          ----      ----       ----         ----        ----        ----

Statement of Operations Data:
 Revenues...........................   $81,215      $25,187    $41,504    $5,209        $3,809     $4,859    $2,274
 Cost of cellular service...........    20,999        6,353     10,694     1,892           835      1,265       742
 Cost of equipment sold.............     6,822        2,825      4,951       814           255        411       317
                                       -------       ------    -------    -------       -------     -----    ------
 Gross margin.......................    53,394       16,009     25,859     2,503         2,719      3,183     1,215
 General and administrative.........    12,349        5,277      9,048     4,854         1,280      3,272     1,744
 Sales and marketing................    11,568        4,002      7,464     1,151           379        517       545
 Depreciation and amortization......    15,416        6,461     10,337     2,720         1,695      3,089     3,157
                                       -------       ------    -------    -------       -------     -----    ------
 Operating profit (loss)............    14,061          269       (990)   (6,222)         (635)    (3,695)   (4,231)
 Net gain on sale of investments in
   cellular operations..............       177       11,598     11,598     6,819        11,986      2,557
 Interest expense, net..............   (28,543)     (10,719)   (18,839)   (1,940)         (271)      (572)      (97)


 Other income (expense), net........     1,062          270        520       (97)         (439)      (855)     (586)
 Income (loss) before provision for    -------       ------    -------    -------       -------     -----    ------
   income taxes and extraordinary
   item.............................   (13,243)       1,418     (7,711)   (1,440)       10,641     (2,565)   (4,914)
 Provision for income taxes.........                                                      (172)
 Gain on early extinguishment of                                                           147
   debt, net of tax.................   -------       ------    -------    -------       -------     -----    ------

 Net income (loss)..................  $(13,243)      $1,418    $(7,711)  $(1,440)      $10,616    $(2,565)  $(4,914)
                                      =========      ======    ========  ========      =======    ========  ========
 Net income (loss) after
   adjustment for accrued
   preferred stock dividends .......  $(17,849)   $  1,418     $(7,711)  $(1,440)   $  10,616     $(2,565)  $(4,914)
 Net income (loss) per
   common share.....................    $(0.46)   $   0.05      $(0.24)   $(0.06)   $    0.56      $(0.14)   $(0.26)

 Ratio of earnings to
   fixed charges(1).................                   1.1                               22.7
                                      =========      ======    ========  ========      =======    ========  ========

---------------
(1) The ratio of earnings to fixed charges is determined by dividing the sum of earnings before extraordinary items and accounting changes, interest expense, taxes and a portion of rent expense representative of interest by the sum of interest expense and a portion of rent expense representative of interest. The ratio of earnings to fixed charges is not meaningful for periods that result in a deficit. For the nine months ended September 30, 1996 and the years ended December 31, 1995, 1994, 1992 and 1991 the deficit of earnings to fixed charges was $13,243, $7,711, $1,440, $2,565, and $4,914, respectively. For the nine months ended September 30, 1996 (the only period for which dividends were accrued on preferred stock), the deficit of earnings to combined fixed charges and accrued preferred stock dividends was $17,849.

                                             As of
                                         September 30,
                                             1996                                 Years Ended December 31,
                                         ------------         ---------------------------------------------------------
                                                              1995         1994         1993        1992           1991
                                                              ----         ----         ----        ----           ----
Balance Sheet Data:
 Working capital (deficit)....              $51,661            $116,415      $26,488     $(139)      $3,277      $3,311
 Net fixed assets.............               61,047              52,041       26,144       389        1,700       1,556
 Total assets.................              581,663             544,766      215,744     6,755       19,719      20,698
 Long-term debt...............              364,810             315,216      113,683     4,000        6,410       6,793
 Total liabilities............              390,665             339,038      137,508     4,680       10,144       8,558
 Stockholders' equity.........              190,998             205,728       78,236     2,075        9,575      12,140


                         DESCRIPTION OF CAPITAL STOCK

               The authorized capital stock of the Company consists of 100,000,000 shares of Class A Common Stock, par value $.01 per share, 20,000,000 shares of Class B Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, issuable in series. As of September 30, 1996, there were 18,856,750 shares of Class A Common Stock, 19,643,245 shares of Class B Common Stock and 96,000 shares of Series A Cumulative Convertible Preferred Stock outstanding. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws of the Company, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. For a description of the other Securities offered hereby, see "Offered Securities--Description of Debt Securities" and "--Preferred Stock".

Common Stock

               Dividends

               The holders of Common Stock will be entitled to receive dividends when and as dividends are declared by the Board of Directors of the Company out of funds legally available therefor, provided that, if any shares of Preferred Stock are at the time outstanding, the payment of dividends on the Common Stock or other distributions may be subject to the declaration and payment of full cumulative dividends on outstanding shares of Preferred Stock. Payment of cash dividends on the Common Stock is currently prohibited by certain provisions in the Company's financing arrangements. Holders of Class A Common Stock and Class B Common Stock will be entitled to share ratably, as a single class, in any dividends paid on the Common Stock. No dividend may be declared or paid in cash, property, Common Stock or Preferred Stock convertible into Common Stock on either the Class A Common Stock or Class B Common Stock unless a corresponding dividend is paid simultaneously on the other class of Common Stock. If stock dividends are declared, holders of Class A Common Stock will receive shares of Class A Common Stock and holders of Class B Common Stock will receive shares of Class B Common Stock. See "Price Range of Class A Common Stock and Dividend Policy".

               Voting Rights

               Except for matters where applicable law requires the approval of one or both classes of Common Stock voting as separate classes and as otherwise described below, holders of Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock would be required to approve, among other matters, an adverse change in the powers, preferences or special rights of the shares of Class A Common Stock.

               Conversion Rights

               Shares of Class B Common Stock are convertible into Class A Common Stock on a one-to-one basis at any time at the option of the holders thereof. See "--Transferability". In addition, in the event that any shares of Class B Common Stock are transferred pursuant to an offering registered under the Securities Act or pursuant to Rule 144 promulgated thereunder, then, without any action on the part of the holder thereof, each such share of Class B Common Stock will automatically convert into a share of Class A
Common Stock.

               Liquidation Rights

               Upon any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, any assets remaining after the satisfaction in full of the prior rights of creditors, and the aggregate liquidation preference of any Preferred Stock then outstanding will be distributed to the holders of Class A Common Stock and Class B Common Stock, ratably as a single class in proportion to the number of shares held by them.

               Reorganization, Consolidation or Merger

               In the event of a reorganization, consolidation or merger of the Company, each holder of a share of Class A Common Stock shall be entitled to receive the same kind and amount of property receivable by a holder of a share of Class B Common Stock and each holder of a share of Class B Common Stock shall be entitled to receive the same kind and amount of property receivable by a holder of Class A Common Stock.

               Preemptive Rights

               The holders of Class A Common Stock and Class B Common Stock are not entitled to preemptive or subscription rights except for McCaw/AT&T Wireless, which has been granted preemptive rights by the Company. Pursuant to the Stockholders Agreement, subject to certain limitations, in the event that the Company issues to a third party any stock, rights or instruments, as defined in the agreement, McCaw/AT&T Wireless will have the right to purchase stock, rights or instruments on the same terms as the third party so as to maintain the same proportional interest of the fully diluted equity securities of the Company as was held by McCaw/AT&T Wireless prior to the issuance of such stock, rights or instruments.

               Transferability

               The Company's Amended and Restated Certificate of Incorporation does not restrict the transfer of shares of Common Stock. Certain stockholders of the Company, however, have granted certain other stockholders rights of first refusal and co-sale rights. Shares of Class B Common Stock may be converted into shares of Class A Common Stock and sold at any time provided that either such shares have been registered in accordance with the Securities Act or are sold pursuant to an applicable exemption from the registration requirements of the Securities Act. See "--Conversion Rights". The Company has granted each of the existing holders of Class B Common Stock certain registration rights with respect to their shares of Common Stock.

               Transfer Agent and Registrar of Common Stock

               The transfer agent and registrar for the Common Stock is Harris Trust Company of New York. The principal address of the transfer agent and registrar is 77 Water Street, New York, New York 10005.

Preferred Stock

               Pursuant to the Certificate of Incorporation, the Board of Directors is authorized to establish and designate one or more series of Preferred Stock, without further authorization of the Company's stockholders, and to fix the number of shares, the dividend and the relative rights, preferences and limitations of any such series. Thus, any series may, if so determined by the Board of Directors, have full voting rights, be convertible into Class A Common Stock or Class B Common Stock or another security of the Company, and have such other relative rights, preferences and limitations as the Board of Directors shall determine. As a result, any class or series of Preferred Stock could have rights which would adversely affect the voting power of the Common Stock. The shares of any Class or series of Preferred Stock need not be identical.

               Series A Cumulative Convertible Preferred Stock

               The Board of Directors has designated 96,000 shares of Series A Cumulative Convertible Preferred Stock. The holders of shares of the Series A Cumulative Convertible Preferred Stock are entitled to receive cumulative annual dividends, when, as and if declared by the Board of Directors out of funds legally available therefor, at a rate of 6.25% per annum per share calculated as a percentage of $1,000, compounded quarterly, from and including the date of original issuance until the redemption or conversion of the series A Cumulative Convertible Preferred Stock. Dividends on the Series A Cumulative Convertible Preferred Stock will not be paid in cash but will accrue and be cumulative.

               In the event that the Company declares, orders, pays or makes a dividend or other distribution on the Common Stock (subject to certain exceptions), the holders of shares of the Series A Cumulative Convertible Preferred Stock shall be entitled to receive the same dividend or distribution. In addition to any voting rights provided by law, the holders of shares of Series A Cumulative Convertible Preferred Stock shall be entitled to vote on all matters voted on by holders of the capital stock of the Company into which such shares of Series A Cumulative Convertible Preferred Stock is convertible. With respect to any such vote, each share of Series A Cumulative Convertible Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the shares of capital stock of the Company into which such share of Series A Cumulative Convertible Preferred Stock is Convertible on the record date for such vote.

               In the event that the trading price of the Class A Common Stock equals or exceeds $14.72 per share for 10 trading days during any period of 15 consecutive trading days, the Company shall have the right to redeem all or a portion of the outstanding shares of Series A Cumulative Convertible Preferred Stock by paying therefor in cash $1,000 per share, plus all accrued and unpaid dividends to the date of redemption and the "premium amount". Pursuant to the certificate of designation, "premium amount", as of the date of conversion or redemption, means an amount calculated to provide a holder of shares of the Series A Cumulative Convertible Preferred Stock, as of such date, with a yield of 6.25% on $1,000 per share of Series A Cumulative convertible Preferred Stock, compounded quarterly, from the date of conversion or redemption to and including the fifth anniversary of the date of the original issuance of the Series A Cumulative Convertible Preferred Stock.

               In addition to the right of redemption of the Company described above, any holder of shares of Series A Cumulative Convertible Preferred Stock may require the Company to redeem, by paying therefor cash as described in the preceding paragraph, any or all of the shares of Series A Cumulative Convertible Preferred Stock held by such holder in the event of a "change in control" (as defined below); provided, however, that if the change in control is the result of a tender offer, exchange offer, merger, reorganization, consolidation or other similar transaction where the holders of the Common Stock are entitled to receive consideration for their shares of Common Stock over 50% of the fair market value of which consideration consists of cash, then the redemption price shall be an amount in cash per share at the election of the holder either (i) as described in the preceding paragraph or (ii) equal to the closing price of the Common Stock at such time multiplied by the number of shares of Class A Common Stock into which such share of Series A Cumulative Convertible Preferred Stock is then convertible. Pursuant to the certificate of designation, "change in control" means, among other things, the acquisition by a person (other than the Company or related persons) of beneficial ownership of 50% or more of the combined voting power of the Company.

     Each share of the Series A Cumulative Convertible Preferred Stock may, at the option of the holder thereof, be converted at any time into a number of shares of Class A Common Stock equal to the quotient obtained by dividing the "conversion value" by the conversion price of $8.83 subject to adjustment. Pursuant to the certificate of designation, "conversion value" per share of Series A Cumulative Convertible Preferred Stock shall be an amount equal to $1,000 plus accrued and unpaid dividends thereon to the date of conversion and the premium amount; provided, however, that in the event of a conversion during the periods specified below and which conversion is not (i) as a result of the Company exercising its optional redemption or in connection with a change of control or liquidation, (ii) at such time when the Company owns less than 90% of the voting securities of PriCellular Wireless Corporation or (iii) at such time as certain of the existing stockholders have the power to vote securities of the company which represent 50% or more of the combined voting power of the Company, the conversion value with respect to each share of Series A Cumulative Convertible Preferred Stock then being converted shall be reduced by the "premium amount" plus the amount set forth below:

       Conversion Date                         Reduction to Conversion Value
       ---------------                         -----------------------------

  December 28, 1996 through
  December 28, 1997                                    $100.00
  December 29, 1997 through
  December 28, 1998                                    $ 66.67


               In the event of any liquidation, dissolution or winding-up of the Company, no distribution shall be made to the holders of junior securities, unless prior thereto, the holders of the shares of Series A Cumulative Convertible Preferred Stock shall have received in cash the greater of (x) $1,000 per share plus all accrued and unpaid dividends to the date of such payment and the "premium amount", if any, or (y) such amount per share as would have been payable had each such share been converted into Class A Common Stock immediately prior to such liquidation, dissolution or winding-up.


Business Combination Statute

               Section 203 of the Delaware General Corporation Law ("DGCL") prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. Due to the timing of ownership of the Company's securities by members of the Price Family, McCaw/AT&T Wireless and Harvard Private Capital, none of such holders will be an "interested stockholder" under Section 203. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder; or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the votes entitled to be cast by disinterested stockholders at an annual or special meeting.

                              OFFERED SECURITIES

               The Securities which may be offered from time to time by this Prospectus consist of (i) up to $25,000,000 initial offering price of shares of Class A Common Stock, (ii) up to $75,000,000 initial offering price of shares of Preferred Stock and (iii) up to $100,000,000 initial offering price of Debt Securities. The Company proposes to issue and sell the Securities in connection with acquisitions, as well as additional shares of Class A Common Stock which may be issuable upon conversion of Preferred Stock covered by this Prospectus with a market price for such Class A Common Stock of up to $75,000,000 in the aggregate as of the date of issuance of such Preferred Stock and conversion of Debt Securities covered by this Prospectus with a market price for such Class A Common Stock of up to $100,000,000 in the aggregate as of the date of issuance of such Debt Securities. The Securities or any combination of the Securities, either individually or as units consisting of one or more of the Securities, shall be offered each on terms to be determined at the time of sale. Such Securities may be issued in exchange for shares of capital stock, partnership interests or other assets representing an interest, direct or indirect, in other entities, in exchange for assets used in or related to the business of such entities or otherwise pursuant to agreements providing for such acquisitions, as well as additional shares of Class A Common Stock which may be issuable upon conversion of any convertible securities covered by this Prospectus. The consideration for any acquisition may consist of equity securities, cash, indebtedness, assumption of liabilities or a combination thereof. The terms of such acquisitions and of the issuance of any such Securities in connection therewith will generally be determined by direct negotiations with the owners of the business or assets to be acquired or, in the case of entities which are more widely held, through exchange offers to stockholders or documents soliciting the approval or statutory mergers, consolidations or sales of assets. Underwriting discounts or commissions will generally not be paid by the Company. However, under certain circumstances, the Company may issue Securities covered by the Prospectus to pay brokers' commissions incurred in connection with acquisitions. For a description of the Company's Class A Common Stock and Preferred Stock, see "Description of Capital Stock."

               This Prospectus, as amended or supplemented if appropriate, has also been prepared for use by persons who receive Securities in acquisitions, including Securities sold hereunder and Securities received upon conversion of convertible Securities issued in acquisitions ("Selling Stockholders"); provided, however, that no Selling Stockholder is authorized to use this Prospectus to reoffer any such shares without first obtaining the Company's prior written consent. Resales may be made pursuant to this Prospectus, as amended or supplemented, pursuant to Rule 145(d) under the Act or pursuant to an exemption from the Act. Profits realized on resales by Selling Stockholders under certain circumstances may be regarded as underwriting compensation under the Act.

               Resales by Selling Stockholders may be made directly to investors or through a securities firm acting as an underwriter, broker or dealer. When resales are to be made through a securities firm, such securities firm may be engaged to act as the Selling Stockholder's agent in the sale of the Securities by such Selling Stockholder, or such securities firm may purchase Securities from the Selling Stockholders as principal and thereafter resell such Securities from time to time. The fees earned by or paid to such securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. In addition, such securities firm may effect resales through other securities dealers, and customary commissions or concessions to such other dealers may be allowed. Sales of Securities may be at negotiated prices, at fixed prices, at market prices or at prices related to market prices then prevailing. Any such sales may be made on the American Stock Exchange or other exchange on which such Securities are traded, in the over-the-counter market, by block trade, in special or other offerings, directly to investors or through a securities firm acting as agent or principal, or a combination of such methods. Any participating securities firm may be indemnified against certain liabilities, including liabilities under the Act. Any participating securities firm may be deemed to be an underwriter within the meaning of the Act, and any commission earned by such firm may be deemed to be underwriting discounts or commissions under the Act.

               A prospectus supplement, if required, will be filed under Rule 424(b) under the Act, disclosing the name of the Selling Stockholder, the participating securities firm, if any, the number of Securities involved and other details of such resale to the extent appropriate.

Description of Debt Securities

               The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may not apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

               Senior Debt Securities ("Senior Debt Securities") are to be
issued under an Indenture dated as of           , 1997 (the "Senior
Indenture"), between the Company and Bank of Montreal Trust Company, as trustee (the "Trustee"). Subordinated Debt Securities ("Subordinated Debt Securities") are to be issued under a separate indenture dated as of
   , 1997 (the "Subordinated Indenture"), between the Company and the Trustee. The Senior Indenture and the Subordinated Indenture are sometimes referred to collectively as the "Indentures." Copies of the Senior Indenture and the Subordinated Indenture will be filed as exhibits to the Registration Statement. The following summaries of certain provisions of the Senior Debt Securities, the Subordinated Debt Securities and the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures applicable to a particular series of Debt Securities, including the definitions therein of certain terms. Capitalized terms not otherwise defined herein shall have the meaning given in the Indentures.

               The Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder and each Indenture provides that Debt Securities may be issued thereunder from time to time in one or more series. Unless otherwise specified in the Prospectus Supplement, the Senior Debt Securities when issued will be unsecured and unsubordinated obligations of the Company and will rank equally and ratably with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities when issued will be subordinated in right of payment to the prior payment in full of all Senior Debt of the Company, as described in the Prospectus Supplement applicable to an offering of Subordinated Debt Securities.

               Reference is made to the Prospectus Supplement relating to the particular Debt Securities offered thereby (the "Offered Debt Securities") which shall set forth whether the Offered Debt Securities shall be Senior Debt Securities or Subordinated Debt Securities, and shall further set forth the following terms of the Offered Debt Securities: (i) the title of the Offered Debt Securities; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) the Person to whom any interest on the Offered Debt Securities will be payable, if other than the Person in whose name such Offered Debt Securities are registered on any Regular Record Date; (iv) the date or dates on which the principal of the Offered Debt Securities will be payable; (v) the rate or rates per annum (which may be fixed, floating or adjustable) at which the Offered Debt Securities will bear interest, if any, or the formula pursuant to which such rate or rates shall be determined, the date or dates from which such interest will accrue and the dates on which such interest, if any, will be payable and the Regular Record Dates for such interest payment dates; (vi) whether the Offered Debt Securities will be secured; (vii) the place or places where principal of (and premium, if any) and interest, if any, on Offered Debt Securities will be payable; (viii) if applicable, the price at which, the periods within which and the terms and conditions upon which the Offered Debt Securities may be redeemed or defeased at the option of the Company pursuant to a sinking fund or otherwise; (ix) if applicable, any obligation of the Company to redeem or purchase Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities will be redeemed or purchased, in whole or in part; (x) if applicable, the terms of any right to convert or exchange the Offered Debt Securities into other securities or property of the Company; (xi) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities will be issuable; (xii) if the amount of payments of principal of (or premium, if any) or interest, if any, on the Offered Debt Securities may be determined with reference to one or more indices, the manner in which such amounts will be determined; (xiii) the portion of the principal amount of the Offered Debt Securities, if other than the principal amount thereof, payable upon acceleration of maturity thereof;
(xiv) whether all or any part of the Offered Debt Securities will be issued in the form of a Global Security or Securities and, if so, the depositary for, and other terms relating to, such Global Security or Securities; (xv) any event or events of default applicable with respect to the Offered Debt Securities in addition to those provided in the Indentures; (xvi) any other covenant or warranty included for the benefit of the Offered Debt Securities in addition to (and not inconsistent with) those included in the Indentures for the benefit of Debt Securities of all series, or any other covenant or warranty included for the benefit of the Offered Debt Securities in lieu of any covenant or warranty included in the Indentures for the benefit of Debt Securities of all series, or any provision that any covenant or warranty included in the Indentures for the benefit of Debt Securities of all series shall not be for the benefit of the Offered Debt Securities, or any combination of such covenants, warranties or provisions; (xvii) any restriction or condition on the transferability of the Offered Debt Securities; (xviii) any authenticating or paying agents, registrars, conversion agents or any other agents with respect to the Offered Debt Securities; and (xix) any other terms of the Offered Debt Securities.

               Unless otherwise indicated in the Prospectus Supplement relating thereto, the Offered Debt Securities are to be issued as registered securities without coupons in denominations of $1,000 or any integral multiple of $1,000. No service charge will be made for any transfer or exchange of such Offered Debt Securities, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

               Debt Securities may be issued under the Indentures as Original Issue Discount Securities to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other considerations applicable thereto will be described in the Prospectus Supplement relating hereto.

               Since the Company is a holding company, the rights of the Company, and hence the right of creditors of the Company (including the Holders of Debt Securities), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

               The Indentures do not contain any provisions that limit the ability of the Company or any Subsidiary to incur indebtedness or that afford Holders of the Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or any Subsidiary.


                                 LEGAL MATTERS

               The validity of the Securities offered hereby will be passed upon for the Company by Davis Polk & Wardwell.


                                    EXPERTS

               The consolidated balance sheets of PriCellular Corporation and subsidiaries as of December 31, 1994 and 1995 and the related consolidated statements of operations, stockholder's equity and cash flows for the three years ended December 31, 1995, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference herein and in the Registration Statement and are incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

               The combined financial statements of Illinois RSA 4 and 6 for the year ended December 31, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

               The consolidated balance sheets of Cellular Information Systems, Inc. and subsidiaries as of December 31, 1993 and 1992 and September 30, 1994 and the related consolidated statements of operations, stockholders' deficit and cash flows for the years ended December 31, 1993, 1992 and 1991 and for the nine months ended September 30, 1994 incorporated by reference in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their reports incorporated by reference herein. The report on Cellular Information Systems, Inc. includes explanatory paragraphs discussing reorganization of CIS and certain of its subsidiaries under Chapter 11 of the United States Bankruptcy Code and the acquisition of CIS by PriCellular Corporation. The financial statements referred to above are incorporated by reference in this Prospectus and the Registration Statement in reliance upon the report of Coopers & Lybrand L.L.P. given upon the authority of that firm as experts in accounting and auditing.

               The balance sheet of Great Seal Cellular Limited Partnership as of December 31, 1993 and 1994 and the related statements of operations, partners' deficit and cash flows for the two years ended December 31, 1994 incorporated by reference in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and is incorporated by reference in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

               The balance sheet of USCOC of Ohio RSA #7, Inc., as of December 31, 1994 and the related statements of operations, retained earnings and cash flows for the year ended December 31, 1994, incorporated by reference in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and is incorporated by reference in reliance upon the authority of such firm as experts in accounting and auditing in given said reports.

               The balance sheets of Cellular of Upstate New York, Inc. as of December 31, 1995 and 1994 and the statements of income and retained earnings, and cash flows for the years then ended, incorporated by reference in this Registration Statement have been incorporated by reference herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

               The balance sheet of Dominion Cellular Inc., as of September 30, 1995 and the related statements of operations, accumulated deficit and cash flows for the year then ended incorporated by reference in this Prospectus and Registration Statement have been audited by Elliot H. Goldberg, CPA, P.C., independent auditor, as set forth in his report thereon incorporated by reference herein and in the Registration Statement and is included in reliance upon such report given upon the authority of such person as an expert in accounting and auditing.

               The balance sheet of Hudson Cellular Limited Partnership as of December 31, 1995 and the related statements of operations, cash flows and changes in partners' capital for the year then ended incorporated by reference in this Prospectus and Registration Statement have been audited by Arthur Anderson LLP, independent public accountants, as indicated in their report with respect thereto and is incorporated by reference in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

               The balance sheet of Dutchess County Cellular Telephone Company, Inc. as of December 31, 1995 and the related statements of operations, cash flows and retained earnings for the year then ended incorporated by reference in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and is incorporated by reference in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

                                 CERTAIN TERMS

               Interests in cellular markets that are licensed by the Federal Communications Commission (the "FCC") are commonly measured on the basis of the population of the market served, with each person in the market area referred to as a "Pop". The number of Pops or Net Pops owned is not necessarily indicative of the number of subscribers or potential subscribers. As used in this Prospectus, unless otherwise indicated, the term "Pops" means the estimate of the 1995 population of a Metropolitan Statistical Area ("MSA") or Rural Service Area ("RSA"), as derived from the 1995 Donnelley Market Information Service population estimates. The term "Net Pops" means the estimated population with respect to a given service area multiplied by the percentage interest that the Company owns in the entity licensed in such service area, all of the estimated population of which is included. MSAs and RSAs are also referred to as "markets". The term "wireline" license refers to the license for any market initially awarded to a company or group that was affiliated with a local landline telephone carrier in the market, and the term "non-wireline" license refers to the license for any market that was initially awarded to a company, individual or group not affiliated with any landline carrier. The term "System" means an FCC-licensed cellular telephone system. The term "CTIA" means the Cellular Telecommunications Industry Association.

========================================================
    No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any other person. This
Prospectus does not constitute an offer to sell or solicitation of an offer to buy any securities other than those specifically offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to its date.



                         TABLE OF CONTENTS

                                                      Page
Additional Information.................................2
Incorporation of Certain Documents by
 Reference.............................................2
Prospectus Summary.....................................4
The Company............................................4
Risk Factors...........................................9
Acquisitions and Dispositions.........................14
Use of Proceeds.......................................17
Price Range of Class A Common Stock and
 Dividend Policy .....................................17
Selected Financial Data...............................18
Description of Capital Stock..........................20
Offered Securities....................................24
Legal Matters.........................................26
Experts...............................................26
Certain Terms.........................................27

========================================================

========================================================








                 PriCellular Corporation







                  ---------------------

                       PROSPECTUS

                  ---------------------






















                               , 1997
========================================================



                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS



Item 20.  Indemnification of Directors and Officers.

               Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

               Section 145 of the DGCL empowers the Company to indemnify, subject to the standards set forth therein, any person in connection with any action, suit or proceeding brought before or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The DGCL also provides that the Company may purchase insurance on behalf of any such director, officer, employee or agent.

               The Company's Amended and Restated Certificate of Incorporation provides in effect for the indemnification by the Company of each director and officer of the Company to the fullest extent permitted by applicable law.

Item 21.  Exhibits and Financial Statement Schedules

      (a) Exhibits (see index to exhibits at E-1)

Item 22.  Undertakings

      (a) The undersigned Registrant hereby undertakes:

         (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that clauses (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement..

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (d) The undersigned hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (e) The undersigned hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      (f) The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                SIGNATURES


               Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 3 to the Registration Statement be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the 4th day of February, 1997.




                                    PRICELLULAR CORPORATION



                                    By:/s/ Stuart B. Rosenstein
                                       -------------------------------
                                           Stuart B. Rosenstein
                                           Senior Vice President,
                                          Chief Financial Officer
                                              and Treasurer


      Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

       Signature                     Title                      Date
       ---------                     -----                      ----

           *                Director and President           February 4, 1997
------------------------    (Principal Executive
      Robert Price          Officer)

/s/ Stuart B. Rosenstein    Senior Vice President, Chief     February 4, 1997
------------------------      Financial Officer and
Stuart B. Rosenstein          Treasurer (Principal
                              Financial and Accounting
                              Officer

           *                Director, Vice President and     February 4, 1997
------------------------      Secretary
    Kim I. Pressman

    /s/ Steven Price        Director and Senior Vice         February 4, 1997
------------------------      President
      Steven Price


           *                Director                         February 4, 1997
------------------------
Brion B. Applegate

            *               Director                         February 4, 1997
------------------------
    Scott Sperling




*By /s/ Stuart B. Rosenstein
    --------------------------
      Stuart B. Rosenstein
      Attorney-in-Fact


                                 EXHIBIT INDEX

   Exhibit No.                                            Description                                          Numbered Page
  ------------                                            -----------                                          -------------

      2.1         Form of Purchase and Sale Agreement relating to the CIS Acquisition.(1)
      2.2         Contribution Agreement by and among Texas/Illinois Cellular Limited
                  Partnership, a Delaware limited partnership, Southwestern Bell Mobile Systems,
                  Inc., a Delaware and Virginia corporation, the Company, Cellular Information
                  Systems of  Laredo, Inc., a Texas corporation, dated as of April 10, 1995 (certain schedules have been omitted but will be furnished supplementally to the
                  Commission upon request).(3)
      2.3         Acquisition Agreement, dated as of July 31, 1995, by and among Cellular of
                  Upstate New York, Inc., Alexandra Cellular Corporation, the Company and
                  PriCellular Wireless Corporation (certain exhibits and schedules have been omitted but will be furnished supplementally to the Commission upon request).(3)
      2.4         Asset Purchase Agreement dated as of September 27, 1995 by and among Seven
                  Cellular Corporation, PriCellular Wireless Corporation, USCOC of Ohio RSA #7,
                  Inc. and United States Cellular Corporation (certain exhibits and schedules have been omitted but will be furnished supplementally to the Commission upon request).(2)
      2.5         Acquisition Agreement dated as of June 28, 1995 by and among Great Seal Cellular
                  Limited Partnership, the Company and Chill Cellular Corporation (certain exhibits and schedules have been omitted but will be furnished supplementally to the Commission upon request).(3)
      4.1         Indenture to 14% Senior Subordinated Discount Notes due 2001 among the
                  Company, PriCellular Wireless Corporation and Bank of Montreal Trust
                  Company, as Trustee (including form of Note).(1)
      4.2         Indenture to 12 1/4% Senior Subordinated Notes due 2003 among the Company,
                  PriCellular Wireless Corporation and Bank of Montreal Trust Company, as
                  Trustee (including form of Note).(2)
      4.3         Indenture to 10 3/4% Senior Subordinated Convertible Discount Notes due 2004
                  between the Company and Bank of Montreal Trust Company, as Trustee
                  (including form of Note).(2)
      4.4         Indenture to 10 3/4% Senior Notes due 2004 between PriCellular Wireless
                  Corporation and Bank of Montreal Trust Company, as Trustee (including form of
                  Note).(6)
      4.5         Form of Senior Indenture dated as of            , 1997, between the Company and
                  Bank of Montreal Trust Company, as Trustee.(4)
      4.6         Form of Subordinated Indenture dated as of           , 1997, between the Company
                  and Bank of Montreal Trust Company, as Trustee.(4)
      5.1         Opinion of Davis Polk & Wardwell regarding the validity of the Securities being registered.(4)

     12.1         Statement re: Computation of Ratio of Earnings to Fixed Charges and
                  Computation of Earnings to Combined Fixed Charges and Preferred Stock
                  Dividends.(4)
     23.1         Consent of Ernst & Young LLP relating to the financial statements of the
                  Company.(4)

     23.2         Consent of Davis Polk & Wardwell (see exhibit 5.1).

     23.3         Consent of Ernst & Young LLP relating to the financial statements of Illinois RSA
                  4 and 6.(4)
     23.4         Consent of Coopers & Lybrand L.L.P. relating to the financial statements of
                  Cellular Information Systems, Inc.(4)
     23.5         Consent of Arthur Andersen LLP relating to the financial statements of Great Seal
                  Cellular Limited Partnership.(4)
     23.6         Consent of Arthur Andersen LLP relating to the financial statements of USCOC of Ohio RSA #7.(4)
     23.7         Consent of Coopers & Lybrand L.L.P. relating to the financial statements of
                  Cellular of Upstate New York, Inc.(4)
     23.8         Consent of Elliot H. Goldberg, CPA, P.C. relating to the financial statements of
                  Dominion Cellular, Inc.(4)
     23.9         Consent of Arthur Andersen LLP relating to the financial statements of Hudson
                  Cellular Limited Partnership.(4)
     23.10        Consent of Arthur Anderson LLP relating to the financial statements of Dutchess
                  County Cellular Telephone Company.(4)

     24.1         Powers of Attorney. (4)
     25.1         Statement of Eligibility of Trustee. (4)

--------------------
(1) Incorporated herein by reference to PriCellular Corporation's Registration Statement on Form S-1, No. 33-85678.

(2) Incorporated herein by reference to PriCellular Corporation's Registration Statement on Form S-1, No. 33-98156.

(3) Incorporated herein by reference to PriCellular Wireless Corporation's Registration Statement on Form S-1, No. 33-95834.

(4) Previously filed.

(5) Incorporated herein by reference to PriCellular Corporation's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996.

(6) Incorporated herein by reference to PriCellular Wireless Corporation's Registration Statement on Form S-4, No. 333-17067.